Mail Stop 0308

April 20, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Joseph F. Pinkerton, III
Chief Executive Officer
Active Power, Inc.
2128 W. Braker Lane, BK12
Austin, TX 78758

			Re:	Active Power, Inc.
				Registration Statement on Form S-3
				File No. 333-123586
      Filed March 25, 2005

				Form 10-K and Form 10-K/A
				File No. 0-30939
				Filed March 15 and 23, 2005

Dear Mr. Pinkerton:

	We have limited our review to the disclosure in Item 9A of the annual report and the related certifications and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      Form S-3

Risk Factors, page 3
1. Given that your Form 10-K for the fiscal year ended December
31,
2004 discloses management`s conclusions that your disclosure controls and procedures and internal controls and procedures were not effective as a result of a material weakness, consider including a risk factor that describes the material weakness. If you include a risk factor, you should disclose when the material weakness first began, who identified the material weakness and discuss the actions taken and the additional steps you must take to remediate the problem. You should discuss your timetable for implementing these changes. Also, to the extent material, you should include disclosure in Management`s Discussion and Analysis in your annual report or Form
S-3 describing the potential effects on your financial condition.


      Form 10-K for the Fiscal Year ended December 31, 2004
Item 9A. Controls and Procedures, page 47
Management`s Report on Internal Control Over Financial Reporting, page 47
2. We note your statement that "[your] Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report (December 31, 2004), [your] disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC`s rules and forms." Please disclose specifically when the material weakness was identified, the parties who identified the weakness and when the material weakness first began.

Changes in Internal Control Over Financial Reporting, page 48
3. We note your disclosure "[e]xcept as described above, there has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.



Form 10-K/A for the Fiscal Year ended December 31, 2004

Exhibits 31.1, 31.2, 31.3 and 31.4
4. Please amend your annual report to correct your certifications. Please delete the title of the officer from the top and the first sentence of each certification. The top of the certificate and the first sentence of the exhibit should simply state the officer`s name without reference to his title or the name of the registrant. Also, the certifications should correspond exactly to the certifications set forth in Item 601(b)(31) of Regulation S-K. We note, for example, that you have omitted language in paragraph 4.a. of your certification. Please re-file the entire Form 10-K with revised certifications.

	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Scott Anderegg, Attorney, at (202) 942-2868, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202)
942-
1900 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:	J. Matthew Lyons
	Andrews Kurth LLP
	VIA FAX

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Mr. Joseph F. Pinkerton, III
Active Power, Inc.
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